UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Carolina Trust BancShares, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
14422P105
(CUSIP Number)

Scott Carmel; 437 Madison Ave., 21st Floor, New York, NY; 917-810-2574
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 19, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	14422P105

1	Names of Reporting Persons
Southside Capital, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☑
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
370,704
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
370,704
9	Aggregate Amount Beneficially Owned by each Reporting Person
370,704
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.0%
12	Type of Reporting Person (See Instructions)
IA

CUSIP No.	14422P105

1	Names of Reporting Persons
Scott Carmel
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☑
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
370,704
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
370,704
9	Aggregate Amount Beneficially Owned by each Reporting Person
370,704
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.0%
12	Type of Reporting Person (See Instructions)
IN, HC

Item 1.

(a)       Name of Issuer:

Carolina Trust BancShares, Inc.

(b)       Address of Issuer’s Principal Executive Offices:

901 East Main Street, Lincolnton, NC 28092

Item 2.

(a)	Name of Person Filing:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Southside Capital, LLC (“Southside Capital”); and
ii)	Scott Carmel (“Mr. Carmel”)

This Statement relates to common stock (“Shares”) directly beneficially owned by Southside Capital. Southside Capital acts as an investment adviser to, and manages investment and trading accounts of, other persons. Southside Capital may be deemed, through investment advisory contracts or otherwise, to beneficially own securities held by other persons. Mr. Carmel is the Managing Member of Southside Capital and may be deemed to control Southside Capital and beneficially own securities owned by Southside Capital.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer of any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Address of Principal Business Office or, if None, Residence:

901 East Main Street, Lincolnton, NC 28092

(c)	Citizenship:
i)	Southside Capital is a Delaware limited liability company;
ii)	Mr. Carmel is a citizen of the United States of America.
(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP No.:

14422P105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership
(a)	Amount Beneficially Owned:

As of April 19, 2018, each of the Reporting Persons may be deemed to be the beneficial owner of 370,704 Shares.

(b)       Percent of Class:

As of April 19, 2018, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.0% of 4,660,987 shares outstanding.

(c)       Number of shares as to which such person has:

Southside Capital and Mr. Carmel:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 370,704
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 370,704
Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2018

SOUTHSIDE CAPITAL, LLC
/s/ Scott Carmel
Managing Member

SCOTT CARMEL
/s/ Scott Carmel

EXHBIT INDEX

Ex.	Page No.
A Joint Filing Agreement	8

EXHBIIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Shares of Carolina Trust BancShares, Inc. dated as of April 26, 2018 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

SOUTHSIDE CAPITAL, LLC
/s/ Scott. Carmel
Managing Member

SCOTT CARMEL
/s/ Scott Carmel